AB 3/25



10036163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED MAR 2 3 2010 WASH. D.C. 200

SEC FILE NUMBER
8-65842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-09 AND ENDING 12-31-09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Svcs

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

Panora (City) IA (State) 50216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, MATTHEW R. BOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres/COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


11-24-12



BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

Years Ended December 31, 2009 and 2008



Brokers International Financial Services, LLC

CONTENTS





Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the Company), as of December 31, 2009 and 2008 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP
Certified Public Accountants

Minneapolis, Minnesota
February 19, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31

Assets	**2009**	**2008**
Cash	$274,846	$207,934
Commissions and concessions receivable	134,339	102,265
Accounts receivable	25,480	5,852
Due from other	6,000	18,492
Prepaid expenses	32,046	22,765
Total current assets	472,711	357,308
Office furniture and equipment, net of accumulated depreciation of $7,530 and $5,904 in 2009 and 2008, respectively	15,766	10,015
Intangible assets, net	1,459	1,587
Total Assets	$489,936	$ 368,910
Liabilities and Member's Equity		
Liabilities		
Commissions and concessions payable	$98,493	$95,274
Accounts payable	38,934	23,304
Accrued compensation	16,320	11,116
Due to parent	21,286	11,394
Total Current Liabilities	175,033	141,088
Member's Equity		
Capital contributions	2,560,143	1,860,143
Accumulated deficit	(2,245,240)	(1,632,321)
Total Member's Equity	314,903	227,822
Total Liabilities and Member's Equity	$489,936	$368,910

Notes to Financial Statements are an integral part of this Statement.


BHZ

Brokers International Financial Services, LLC

Statement of Operations

Years Ended December 31

	2009	2008
Revenues		
Commissions	$ 1,091,701	$ 1,371,494
Other	142,462	59,070
Total revenues	1,234,163	1,430,564
Expenses		
Commissions	854,868	1,132,521
Employee compensation and benefits	622,736	616,416
Licensing, registration and education	40,564	55,554
Occupancy and equipment expense	36,439	35,059
Legal and professional	48,842	39,780
General and administrative	172,304	83,418
Advertising and publications	8,026	1,685
Travel and entertainment	57,771	33,832
Other	5,532	6,183
Total expenses	1,847,082	2,004,448
Net Loss	$ (612,919)	$ (573,884)

Notes to Financial Statements are an integral part of this Statement.



Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

Years Ended December 31, 2009 and 2008

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2008	$ 1,243,643	$ (1,058,437)	$ 185,206
Capital contributions	616,500	-	616,500
Net loss	-	(573,884)	(573,884)
Balance at December 31, 2008	1,860,143	(1,632,321)	227,822
Capital contributions	700,000	-	700,000
Net loss	-	(612,919)	(612,919)
Balance at December 31, 2009	$ 2,560,143	$ (2,245,240)	$ 314,903

Notes to Financial Statements are an integral part of this Statement.


BHZ

Brokers International Financial Services, LLC

Statement of Cash Flows

Years Ended December 31

	2009	2008
Cash Flows from Operating Activities		
Net loss	$ (612,919)	$ (573,884)
Adjustments to reconcile net loss to net cash from operating activites		
Depreciation	1,626	2,217
Amortization	128	127
Changes in assets and liabilities		
Commissions and concessions receivable	(32,074)	(69,021)
Accounts receivable	(19,628)	483
Prepaid expenses	(9,281)	(2,898)
Commissions and concessions payable	3,219	3,235
Accounts payable	15,630	(10,243)
Deferred revenue	-	(6,012)
Accrued compensation	5,204	11,223
Due to parent	2,515	6,175
Net cash used for operating activities	(645,580)	(638,598)
Cash Flows from Investing Activities		
Received from other	18,492	30,000
Paid to other	(6,000)	-
Net cash from investing activities	12,492	30,000
Cash Flows From Financing Activities		
Capital contributions	700,000	616,500
Net Increase in Cash	66,912	7,902
Cash at Beginning of Year	207,934	200,032
Cash at End of Year	$ 274,846	$ 207,934

Supplemental disclosure of non-cash investing and financing activities:

	2009	2008
Capital expenditure in due to parent	$ 7,377	$ -

Notes to Financial Statements are an integral part of this Statement.



Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2009 and 2008

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Municipal Securities Rulemaking Board. Brokers International Financial Services, LLC provides product sales and client service functions to retail investment clients, investing in mutual funds and variable products by application. The Company's product mix is 32% mutual funds and 68% in variable products. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Brokers International Financial Services, LLC was approved as a full-service non-custodial Broker Dealer on June 4, 2007. At that time, Brokers International Financial Services, LLC contracted with Pershing, LLC to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.


BHZ

Cash

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The fair value of financial instruments classified as assets or liabilities, including cash, accounts receivable, accounts payable and accrued expenses approximate carrying value, principally because of the short maturities of these items.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $8,026 and $1,685 for the years ended December 31, 2009 and 2008, respectively.

Office Furniture and Equipment

Generally, office furniture is provided by the parent company as part of the expense and operational agreement explained in Note 5. Equipment is stated at cost. Depreciation is provided over estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives by use of the straight line method.

Income Taxes

Brokers International Financial Services, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Primarily due to the single member limited liability company tax status, the company does not have any significant tax uncertainties that would require disclosure.


BHZ

Reclassification

The classification of certain items in the statement of operations for fiscal 2008 has been changed to conform to classifications used for fiscal 2009. These reclassifications had no effect on net loss for 2008.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2010, the date which the financial statements were available to be issued.

Recently Adopted Pronouncements

In February 2008, the FASB issued updated guidance which defers the effective date of previous guidance issued regarding the fair value of non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. These provisions were adopted by the Company on January 1, 2009. The adoption of this did not have a material impact on the financial statements.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009 and 2008, the net capital ratio, net capital and excess net capital are as follows:

		2009		2008
Net capital ratio		.93:1		1.24:1
Net capital	$	187,232	$	113,639
Excess net capital	$	175,563	$	104,234



3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company follows the established hierarchy in determining the fair value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. The Company utilizes the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our balance sheet, the Company has elected not to record any other assets or liabilities at fair value. No events occurred during the year ended December 31, 2009 that would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

The Company estimates that the fair value of all financial instruments at December 31, 2009 approximates their carrying values in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies.

4. INCOME TAXES

There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

5. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $12,769 and $4,636 to the plan in 2009 and 2008, respectively.


BHZ

6. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Brokers International, Ltd. under a five year term rental agreement starting on August 1, 2006 and ending August 1, 2011. Rent did not become payable until the first day of the month following FINRA approval of the Broker/Dealer on August 1, 2006. In consideration of the rent, the parent provides all utilities, insurance, maintenance and general cleaning of the building, computer network capabilities and IT support. Annual rent expense to Brokers International, Ltd. totaled $24,000 in 2009 and 2008. Future rental commitments under this lease are as follows:

2010	$24,000
2011	$14,000
Total rent commitments	$38,000

The Company has an expense and operational funding agreement with its parent, Brokers International, Ltd. under which the parent company provides sufficient funds to make certain that the Company's net capital requirements are met and that the aggregate indebtedness to net capital does not exceed 15:1. The agreement also states that other than signage that is specific to the Company, the parent company agrees to pay for repair and maintenance of the leased premises including, but not limited to, flooring, painting, remolding, furniture, etc.

The Company has an agreement for additional services with its parent, Brokers International, Ltd. under which the parent company provides human resource services, Lexis/Nexis research tools usage, and transfers of funds to the Company. The expense for these services paid to Brokers International, Ltd. totaled $29,400 and $44,000 in 2009 and 2008, respectively. The Company had payables of $13,909 and $11,394 which are included in due to parent at December 31, 2009 and 2008, respectively, to Brokers International, Ltd. for costs under the agreement.

7. LEASE OBLIGATIONS

The Company has various short-term leases. Payments made totaled approximately $66,233 and $17,093 for 2009 and 2008, respectively.


BHZ


BHZ

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities


IGAF
WORLDWIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying financial statements of Brokers International Financial Services, LLC as of December 31, 2009 and 2008 and have issued our report thereon dated February 19, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 19, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2009

Net Capital		
Total member's equity	$	314,903
Deductions:		
Non-allowable accounts receivable		(37,365)
Prepaid expenses		(32,046)
Equipment, net of accumulated depreciation		(15,766)
Fidelity bond deductible over $5,000		(5,000)
Other assets		(37,494)
		(127,671)
Net Capital		187,232
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	175,033
Computation of basic net capital requirement		
Minimum net capital required	$	11,669
Excess net capital	$	175,563
Ratio of aggregate indebtedness to net capital		0.93

Reconciliation of computed excess net capital		
December 31, 2009 Focus Report	$	169,298
Accrued Revenue Adjustment*		7,341
Change in Minimum Net Capital Required		(1,076)
December 31, 2009 Audited	$	175,563

* Accrued revenue was under estimated at the time of filing the Focus Report

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.


BHZ

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2009 and 2008

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.


BHZ



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS




SEC MAIL PROCESSING
RECEIVED
MAR 23 2010
WASH, DC 209 SECTION

February 19, 2010

Board of Directors
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brokers International Financial Services, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13. The Company does not hold any customer securities.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. The Company does not have customers who buy on margin.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 19, 2010. We did not identify any deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Minneapolis, Minnesota
February 19, 2010

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Agreed-Upon Procedures Report

For the period from April 1, 2009 to December 31, 2009

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

CONTENTS



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS


IGAF
WORLDWIDE

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Management
Brokers International Financial Services, LLC
Panora, Iowa

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Brokers International Financial Services, LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brokers International Financial Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brokers International Financial Services, LLC's management is responsible for the Brokers International Financial Services, LLC's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been request or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries in the check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of income and expense, including internal income statements, for the period from April 1, 2009 to December 31, 2009 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of income and expense, including internal income statements, for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences; and

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay Heutmaker Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 19, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067239 FINRA DEC
Brokers International Financial Services, LLC
102 SE 13th Street
Panora, IA 50216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.


SEC MAIL
RECEIVED
PROCESSING
MAR 23 2010
WASH. D.C.
200
SECTION

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 2193

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (795)

7-1-09 - 1-1-09
Date Paid

C. Assessment balance due 1398

D. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 1398

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1398

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

CFO
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,061,680
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	169,029
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	15,640
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	184,669
2d. SIPC Net Operating Revenues	$ 877,011
2e. General Assessment @ .0025	$ 2193

(to page 1 but not less than $150 minimum)

See Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.